[LETTERHEAD OF BRANDEN T. BURNINGHAM]


January 26, 1999



Mr. Wayne Hicken
457 South 500 East
Heber City, Utah  84032

Mr. Steven D. Moulton
4848 South Highland Drive, #353
Salt Lake City, Utah 84117

Re: Issuance of compensatory shares of common stock of Sierra Holdings Group, Inc., a Nevada corporation (the "Company"), to Wayne Hicken and Steven D. Moulton, consultants, to be registered on Form S-8 of the Securities and Exchange Commission

Dear Messrs. Hicken and Moulton:

          I represent the Company in connection with the foregoing and have been engaged to prepare a Registration Statement on Form S-8 of the Securities and Exchange Commission for the registration of the securities to be issued to you under a written compensation agreement to be prepared by this office.

          I have prepared a brief Memorandum of the proposed amendments of the Securities and Exchange Commission to this Form, and have enclosed a copy thereof for your review.

          Please review this Memorandum and advise me in writing of the types of services you are to render, and please facsimile me a copy of this Memorandum, with your typed comments (I cannot scan hand written notations for an EDGAR filing), indicating, if applicable, that these prohibitions do not relate to you or the services you are to render. If you provide separate hand written comments, I will be happy to have them typed on this Memorandum.

          I am also enclosing copies of the Company's 10-KSB Annual Report for the fiscal year ended October 31, 1998, the 10-QSB Quarterly Reports for the past twelve months, and a copy of the written compensation agreement regarding the shares to be issued pursuant to the S-8.

          Thank you very much.

                              Yours very sincerely,

                              /s/ Branden T. Burningham


BTB/sr
Enclosures
cc:  Sierra Holdings Group, Inc.